UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Leviathan Minerals Group Incorporated
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

_____________________________
(CUSIP Number)

David Supardi
c/o Dynamic Event Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortuloa, British Virgin Islands

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Dynamic Event Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization BVI
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 16,705,646 8. Shared Voting Power N/A
9. Sole Dispositive Power 16,705,646
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,705,646
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 94.67%
14. Type of Reporting Person (See Instructions) OO

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) David Israel Supardi
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 8,352,823* 8. Shared Voting Power 8,352,823*
9. Sole Dispositive Power 8,352,823*
10. Shared Dispositive Power 8,352,823*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,705,646*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 94.67%
14. Type of Reporting Person (See Instructions) IN
*Represents shares of common stock owned of record by Dynamic Event Limited.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Ape Nigata Tjandra
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 8,352,823* 8. Shared Voting Power 8,352,823*
9. Sole Dispositive Power 8,352,823*
10. Shared Dispositive Power 8,352,823*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,705,646*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 94.67%
14. Type of Reporting Person (See Instructions) IN

*Represents shares of common stock owned of record by Dynamic Event Limited.

Item 1.  Security and Issuer

16,705,646 (the “Shares”) of common stock, $0.0001 par value (the “Common Stock”) of Leviathan Minerals Group Incorporated (the “Issuer”).  The Issuer’s address is J1. Muara Karang Raya No. 48, Jakarta Utara, Indonesia 14450.

Item 2.  Identity and Background

(a)           This statement is filed by Dynamic Event Limited (“Dynamic Event”), David Israel Supardi and Ape Nigata Tjandra (collectively, the “Reporting Persons”).

(b)           The address of David Israel Supardi and Ape Nigata Tjandra is c/o  Unit 4309, Cosco Tower, 43rd Floor, 183 Queens Road, Central, Hong Kong.  The address of Dynamic Event Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortuloa, British Virgin Islands.

(c)           Mr. Supardi and Mr. Tjandra each own 50% of the outstanding equity interests of Dynamic Event.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Supardi and Mr. Tjandra are each citizens of China.  Dynamic Event is a British Virgin Islands Company.

Item 3.       Source and Amount of Funds or Other Consideration

On August 22, 2011, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) with Top Yield Holdings Limited (“Top Yield”) and those certain other signatories thereto pursuant to which the Issuer issued an aggregate of 16,705,646 shares of Common Stock to Dynamic Event in exchange for all of the outstanding equity interests of Top Yield owned by Dynamic Event (the “Share Exchange”).

Item 4.       Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer as set forth in Item 3 above, which is incorporated by reference herein.

Item 5.       Interest in Securities of the Issuer

Dynamic Event owns 16,705,646 shares of the Common Stock of the Issuer, representing approximately 94.67% of the outstanding Common Stock of the Company.  Mr. Supardi and Mr. Tjandra collectively own 100% of the outstanding equity interests of Dynamic Event and share voting and dispositive control over the shares of Common Stock owned of record by Dynamic Event.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares were issued in accordance with the terms and conditions of the Exchange Agreement filed as Exhibit 2.1 to the Issuer’s Form 8-K filed on August 26, 2011 and incorporated herein by this reference.

Item 7.       Material to Be Filed as Exhibits

99.1   Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2011                                                Dynamic Event Limited

By: /s/ David Supardi
     David Supardi, Chairman

/s/ David Supardi
David Supardi

/s/ Ape Nigata Tjandra
Ape Nigata Tjandra